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                              Filed by: TeleTech Holdings, Inc.

                              This communication is filed pursuant to Rules 165 and 425, as promulgated under the Securities Act of 1933, as amended.

                              Subject Company: Newgen Results Corporation

                              Commission File No.: 333-47432


THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425, AS PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF TELETECH HOLDINGS, INC. AND NEWGEN RESULTS CORPORATION THAT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE PROPOSED MERGER TRANSACTION BETWEEN A WHOLLY OWNED SUBSIDIARY OF TELETECH HOLDINGS, INC. AND NEWGEN RESULTS CORPORATION, INCLUDING THE PROXY STATEMENT/PROSPECTUS/REGISTRATION STATEMENT THAT WAS FILED WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE SECURITIES AND EXCHANGE COMMISSION FILINGS ARE AVAILABLE TO THE PUBLIC FREE OF CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. INVESTORS CAN ALSO OBTAIN FREE COPIES OF THE DOCUMENTS RELATING TO TELETECH HOLDINGS, INC. BY CONTACTING INVESTOR RELATIONS, TELETECH HOLDINGS, INC., 1700 LINCOLN STREET, SUITE 1400, DENVER, COLORADO, 80203, (303) 894-4000.

Set forth below is a press release issued by TeleTech Holdings, Inc. and Newgen Results Corporation relating to the terms of Newgen Results Corporation's merger with a wholly owned subsidiary of TeleTech Holdings, Inc.

TELETECH AND NEWGEN RESULTS ANNOUNCE RECEIPT OF REGULATORY APPROVALS - NEWGEN RESULTS CORPORATION SHAREHOLDER MEETING SET

DENVER and SAN DIEGO, Nov. 20 /PRNewswire/ -- TeleTech (Nasdaq: TTEC - NEWS), one of the fastest growing global providers of customer management and B2B infrastructure services, and Newgen Results Corporation (Nasdaq: NWGN - NEWS) today announced that the companies have received all regulatory approvals required to complete TeleTech's acquisition of Newgen before the end of the year.

The merger requires a Newgen stockholder vote, which has been scheduled for December 20, 2000. Proxy materials are expected to be mailed to all Newgen stockholders beginning today. The acquisition is expected to close immediately following the stockholder meeting. On August 22, 2000, TeleTech Holdings, Inc. (Nasdaq: TTEC - NEWS) announced a definitive agreement to acquire Newgen for approximately $200 million in a stock-for-stock exchange accounted for as a pooling of interests. Following TeleTech's planned acquisition of Newgen, Newgen will operate as an independent entity within TeleTech Companies Group.
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TELETECH PROFILE

Founded in 1982, TeleTech is the leading provider of integrated, eCommerce-enabling customer relationship management solutions (eCRM) for global organizations predominantly in the telecommunications, financial services, technology, government and transportation industries. TeleTech has operations in eleven countries which include Argentina, Australia, Brazil, Canada, China, Mexico, New Zealand, Singapore, Spain, the U.K. and the U.S. TeleTech's eCRM capabilities, including B2B electronic channel management and database management, help companies inform, acquire, service, grow and retain their customers throughout the entire relationship lifecycle. Its innovative customer interaction platform, CyberCare, integrates the full spectrum of voice and Internet communications, including custom e-mail response, "chat" and extensive Web co-browsing capabilities. Through 44 customer interaction centers in the Americas, Europe and Asia, TeleTech couples high-velocity e-infrastructure service deployment with premier quality e-customer relationship management to assure our clients unparalleled success in acquiring, retaining and growing customer relationships. Information regarding TeleTech Holdings can be found on the Worldwide Web at http://www.teletech.com.

NEWGEN RESULTS PROFILE

Newgen Results Corporation is a leading business-to-business application service provider specializing in customer-relationship management (CRM) and e-CRM for the automotive industry. The Company combines marketing and customer retention with an in-depth knowledge of service department operations to deliver highly targeted and customized solutions to the automotive community. Newgen currently supports over 5,000 auto dealerships nationwide and maintains relationships with leading automotive companies and dealers groups including Audi, BMW, Ford, General Motors, Infiniti, Jaguar, Kia, Mitsubishi, Nissan, Saab, Volkswagen, Volvo, plus AutoNation and CarMax Auto Superstores.

FORWARD LOOKING STATEMENTS

All statements not based on historical fact are forward-looking statements that involve substantial risks and uncertainties. In accordance with the Private Securities Litigation Reform Act of 1995, following are important factors that could cause TeleTech's actual results to differ materially from those expressed or implied by such forward-looking statements: difficulties and unforeseen costs may arise in the integration of TeleTech's and Newgen's operations and marketing efforts, which could adversely affect revenue and results of operations; compatibility and potential integration difficulties between the operating systems, software or hardware of TeleTech and Newgen could adversely impact TeleTech's operations; and TeleTech's ability to penetrate new markets, including but not limited to TeleTech's ability to continue expansion into the electronic channel management space generally may be adversely affected by integration efforts, customer interest and delays in technology development. Readers are encouraged to review TeleTech's 1999 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, for first, second and third quarters 2000, which describe other important factors that may impact TeleTech's business, results of operations and financial condition. TeleTech, Newgen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Newgen stockholders with respect to the transactions contemplated by the Merger Agreement. Information regarding TeleTech, TeleTech's officers and directors, including beneficial ownership information, is included in TeleTech's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 29, 2000. This document is
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available free of charge at the SEC web site (http://www.sec.gov) and from
TeleTech. Information regarding Newgen, Newgen's officers and directors is included in Newgen's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 30, 2000. This document is available free of charge at the SEC web site (http://www.sec.gov) and from Newgen. This news release shall not constitute an offer of any securities for sale. TeleTech and Newgen will prepare and file a Proxy Statement/Prospectus with the Securities and Exchange Commission. Copies of that document will be provided to Newgen's stockholders. In addition, that document and other relevant documents concerning the transaction will be filed with the SEC and copies will be available free of charge from the SEC's web site (http://www.sec.gov) and from TeleTech and Newgen. The Proxy Statement/Prospectus will contain important information, and stockholders of Newgen are urged to read it once it becomes available. All stockholders of Newgen should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

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